

August 26, 2013

<u>Via E-mail</u>
Mr. Walter P. Mascherin
Executive Vice President and Chief Financial Officer
Fortegra Financial Corp
10151 Deerwood Park Boulevard
Building 100, Suite 330
Jacksonville, FL   32256

Re: Fortegra Financial Corp
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 001-35009

Dear Mr. Mascherin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Joel Parker

     Joel Parker
     Accounting Branch Chief